U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

    Frank E. Williams, III
    2439 Luckett Avenue
    Vienna, Virginia  22180

2.  Issuer Name and Ticker or Trading Symbol

    Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    January/2001

5. If Amendment, Date of Original (Month/Year)

   n/a

6.  Relationship of Reporting Person to Issuer

 X   Director
 X   Officer - Title - President/CEO
 X   10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person

      Form filed by More than One Reporting Person

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1.  Title of Security

Williams Industries, Inc.  Common Stock

2.  Transaction Date (Month/Year)

    n/a

3.  Transaction Code

    Code
    n/a

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price
     n/a

5.  Amount of Securities Beneficially Owned
    at End of the month

       988,499, as follows:

    a.  77,309
    b. 569,546
    c. 338,300
    d.     344
    e.   3,000

6.  Ownership Form: Direct (D) or Indirect (I)

    a.  D
    b.  I
    c.  I
    d.  I
    e.  I

7.  Nature of Indirect Beneficial Ownership

a.   n/a
b. Partner-Williams Family Limited Partnership; these shares are duplicative of shares listed in the Form 4 filings for Frank E. Williams, Jr. but are included here because Mr. Williams III has a beneficial interest in the shares as a partner.
c. By Williams Enterprises of Georgia, Inc., in which Mr. Williams has a beneficial interest through shares acquired as a gift and then contributed to the Williams Family Limited Partnership.
d.   By Wife - Mr. Williams III disclaims beneficial ownership
e.   In trust for minor - Mr. Williams III disclaims beneficial ownership

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Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security

    Options to Buy


2.  Conversion or Exercise Price of Derivative Security

    A. $4.26
    B. $3.67
    C. $3.06

3.  Transaction Date (Month/Year)

    A. Option granted - 1/22/99
    B. Option granted - 1/21/00
    C. Option granted - 1/19/01


4.  Transaction Code

    Code
    A - option granted pursuant to plan (vesting 1/20/02)

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    n/a


6.  Date Exercisable and Expiration Date (Month/Date/Year)

    A. 1/22/00 and 1/21/04
    B. 1/21/01 and 1/20/05
    C. 1/19/02 and 1/18/06


7.  Title and Amount of Underlying Securities

    Title - Williams Industries, Inc. Common Stock

    Amount or Number of Shares

    A. 10,000
    B.  3,500
    C.  3,500

8.  Price of Derivative Security

    n/a (awarded under incentive compensation plan)

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

    3 options as described herein

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

    (D)

11. Nature of Indirect Beneficial Ownership

    n/a

Signature

/s/ - Frank E. Williams, III
      Frank E. Williams, III